Keewatin Windpower Corp.
                           1294 Emery Place, Suite 44
                               North Vancouver, BC
                                 Canada V7J 1R3

September 6, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention: Pamela A. Long

Dear Sirs:

Re: Keewatin Windpower Corp. - Registration Statement on Form SB-2 Amendment No. 1 - File No. 333-126580

Further to your letter dated August 10, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

General

1. PLEASE EXPLAIN IN AN APPROPRIATE SECTION OF YOUR REGISTRATION STATEMENT WHY YOU ARE BECOMING A PUBLICLY REPORTING COMPANY. PLEASE ADDRESS THE COSTS YOU HAVE INCURRED IN CONNECTION WITH THIS OFFERING, DESPITE NOT RECEIVING ANY PROCEEDS OF THIS OFFERING, AND THE COSTS THAT YOU WILL INCUR IN THE FUTURE WITH RESPECT TO YOUR EXCHANGE ACT REPORTING OBLIGATIONS.

     We have disclosed the following information in the "Plan of Distribution" section:

     "We have decided to file to become a publicly trading company in order to access capital. We believe that we will be better able to attract equity investment on acceptable terms if we are a reporting, publicly traded company. However, there is no guarantee that our stock will be publicly traded or that we will be able to attract capital on acceptable terms, in any event.

     We are bearing all costs relating to the registration of the common stock. These are estimated to be $7,500. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

     We will not receive any proceeds from the offering and expect to incur annual costs of approximately $10,000 in order to comply with our future Exchange Act reporting obligations."

2. IT APPEARS YOU ARE A BLANK CHECK COMPANY AS DEFINED IN RULE 419 OF REGULATION C IN VIEW OF THE FOLLOWING:

     *    YOU ARE A DEVELOPMENT STAGE COMPANY ISSUING PENNY STOCK;

     *    YOU HAVE NO OPERATIONS, NO ASSETS EXCEPT FOR CASH AND NO EMPLOYEES;

     * YOU WILL BE UNABLE TO IMPLEMENT YOUR BUSINESS PLAN WITHOUT SUBSTANTIAL FUNDING AND THERE APPEARS TO BE NO EFFORTS OR CURRENT PLANS FOR OBTAINING THIS FUNDING; AND

     * YOUR REGISTRATION STATEMENT CONTAINS VERY GENERAL DISCLOSURE RELATED TO THE NATURE OF YOUR BUSINESS PLAN.

     PLEASE DISCLOSE IN AN APPROPRIATE SECTION OF YOUR REGISTRATION STATEMENT THAT YOU ARE A BLANK CHECK COMPANY AND THE MEANING OF THAT DESIGNATION. IN RESPONDING TO THIS COMMENT, PLEASE DISCLOSE ANY CURRENT PLANS, ARRANGEMENTS, COMMITMENTS OR UNDERSTANDINGS TO ENGAGE IN A MERGER OR ACQUISITION WITH ANOTHER COMPANY.

     Rule 419 of Regulation C states that a "blank check" company is a development stage company with no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition. In contrast, we have a specific business plan as outlined in our "Description of Business" and "Plan of Operation" sections. Moreover, we have taken steps in furtherance of our business plan, including the execution of an agreement with landowners to conduct a wind study on their Saskatchewan property.

     While we will need to obtain additional funding in order to implement our entire business plan, we have the necessary funds on hand in order to determine whether there is a significant wind resource on the Saskatchewan property. Successful results from this study will allow us to attract the additional capital we need to continue with our business plan.

3.   PLEASE  DISCLOSE THE NAME,  ADDRESS AND  TELEPHONE  NUMBER OF YOUR TRANSFER
     AGENT.

     We have not appointed a transfer agent for the company.

Cover Page of Prospectus

4. PLEASE DISCLOSE THAT YOU PLAN TO APPLY FOR LISTING ON THE OTC BULLETIN BOARD UPON EFFECTIVENESS OF THIS REGISTRATION STATEMENT. WE NOTE YOUR DISCLOSURE ON PAGE 8. PLEASE ALSO DISCLOSE THAT YOUR COMMON STOCK MAY NOT BE ACCEPTED FOR QUOTATION ON THE OTC BULLETIN BOARD.

     We have disclosed the following:

     "While we intend to apply to have our stock trade on the OTC Bulletin Board following the effectiveness of our registration statement, our common stock may not be accepted for quotation."

     We have also disclosed throughout the registration statement that there is no guarantee that our stock will be quoted on the OTC Bulletin Board.

Summary, page 3

5. PLEASE CLEARLY DISCLOSE THAT YOU HAVE INCURRED LOSSES SINCE INCEPTION, HAVE NO OPERATIONS, AND THAT YOU HAVE BEEN ISSUED A GOING CONCERN OPINION AND RELY UPON THE SALE OF YOUR SECURITIES TO FUND YOUR OPERATIONS.

     We have disclosed that we have incurred losses since our inception, have no operations and rely upon the sale of our securities to cover expenses. In addition, we have disclosed that our independent accountant has issued an opinion indicating that there is substantial doubt about our ability to continue as a going concern.

6. WE NOTE THE DISCLOSURE REGARDING THE ESTIMATED COSTS TO COMPLETE YOUR BUSINESS PLAN. PLEASE DISCLOSE THAT YOU HAVE NO CURRENT PLANS TO RAISE THESE FUNDS. WE NOTE YOUR DISCLOSURE ON PAGE 5.

     We have disclosed that we do not have any current plans to raise these funds.

7. PLEASE INCLUDE THE ZIP CODE IN THE ADDRESS FOR YOUR PRINCIPAL EXECUTIVE OFFICES.

     We have included our postal code in our principal executive office address.

8. PLEASE REVISE TO EXPLAIN NOW CHRIS CRADDOCK BECAME ENGAGED IN YOUR PROPOSED BUSINESS.

     We have disclosed that Chris Craddock became involved in our proposed business in November 2001 when he founded Westgreen Power Development Corp., a private Vancouver, British Columbia based company involved in the development of alternative energy projects in British Columbia and Saskatchewan.

Risk Factors, page 5

9. PLEASE ADD A RISK FACTOR THAT ADDRESSES THE RISK ASSOCIATED WITH THE FACT THAT YOUR ARTICLES OF INCORPORATION AUTHORIZE THE ISSUANCE OF 75,000,000 SHARES OF COMMON STOCK, THAT THESE SHARES MAY BE ISSUED WITHOUT SECURITY HOLDER APPROVAL AND THAT THESE SHARES WHEN ISSUED MAY BE GRANTED VOTING POWERS, RIGHTS AND PREFERENCES THAT DIFFER FROM AND MAY BE SUPERIOR TO THOSE OF THE REGISTERED SHARES.

     We have added the following risk factor:

     "BECAUSE OUR ARTICLES OF INCORPORATION AUTHORIZE THE ISSUANCE OF UP TO 75,000,000 SHARES, OUR SOLE DIRECTOR MAY ISSUE UP TO 71,490,000 ADDITIONAL SHARES IN OUR CAPITAL, WHICH MAY NEGATIVELY IMPACT THE VALUE OF AN INVESTMENT IN OUR CURRENT ISSUED STOCK.

     Our articles of incorporation authorize the issuance of up to 75,000,000 shares of common stock. We currently have 3,510,000 shares of common stock issued and outstanding. Our sole director will be able to approve the issuance of up to 71,490,000 additional shares of common stock without requiring stockholder approval. Such stock issuances will dilute the interests of existing stockholders. As well, such shares, when issued, may be granted voting powers, rights and preferences that differ from and may be superior to those of current shareholders."

10. PLEASE ADD A RISK FACTOR ADDRESSING THE RISKS ASSOCIATED WITH THE COSTS OF BEING A PUBLICLY REPORTING COMPANY IN THE UNITED STATES.

     We have added the following risk factor:

     "BECAUSE WE WILL INCUR SIGNIFICANT COSTS COMPLYING WITH OUR OBLIGATIONS AS A REPORTING ISSER, OUR ABILITY TO ATTAIN PROFITABLE OPERATIONS WILL BE ADVERSELY IMPACTED.

     Upon the effectiveness of our registration statement, we will be required to file periodic reports with the Securities & Exchange Commission, including financial statements and disclosure regarding changes in our operations. We anticipate that we will incur approximately $10,000 per year in order to comply with these reporting requirements. As our operations become more complex, it is anticipated that these costs will increase. These compliance costs will be charged to operations and will negatively impact our ability to attain profitable operations."

11. IT APPEARS THAT YOUR ASSETS, ANY PERSONNEL AND SOLE EXECUTIVE AND DIRECTOR ARE ALL LOCATED IN CANADA. IF SO, PLEASE PROVIDE APPROPRIATE DISCLOSURE REGARDING THE DIFFICULTY THAT U.S. INVESTORS MIGHT HAVE ENFORCING LIABILITIES UNDER THE U.S. SECURITIES AND BANKRUPTCY LAWS.

     We have added the following risk factor:

     "BECAUSE ALL OF OUR ASSETS AND OUR SOLE DIRECTOR AND OFFICER ARE LOCATED IN CANADA, U.S. RESIDENTS' ENFORCEMENT OF LEGAL PROCESS MAY BE DIFFICULT.

     Our sole officer and director resides in Canada. As well, all of our assets are located in Canada. Accordingly, service of process upon us, or upon individuals related to us, may be difficult or impossible to obtain within the United States. As well, any judgment obtained in the United States against us may not be collectible within the United States."

12. PLEASE ADD A RISK FACTOR THAT DISCUSSES RISKS RELATED TO YOUR GOING CONCERN OPINION.

     We have added the following risk factor:

     "BECAUSE OUR CONTINUATION AS A GOING CONCERN IS IN DOUBT, WE WILL BE FORCED TO CEASE BUSINESS OPERATIONS UNLESS WE CAN GENERATE PROFITABLE OPERATIONS IN THE FUTURE.

     We have incurred losses since our inception. Further losses are anticipated in the development of our business. As a result, there is substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. If we cannot raise financing to meet our obligations, we will be insolvent and will cease business operations."

If we do not obtain additional funding, our business will fail, page 5

13. PLEASE REVISE THE THIRD SENTENCE OF THE FIRST PARAGRAPH OF THIS RISK FACTOR TO CLARIFY THAT YOUR CASH WILL ALSO NOT COVER THE ANTICIPATED COSTS OF ACQUIRING AN INTEREST IN A SUITABLE PROPERTY.

     We have clarified that our cash will not cover the anticipated costs of acquiring an interest in a suitable property.

14.  PLEASE  QUANTIFY  THE  AMOUNT  OF  THE  ANTICIPATED   ADMINISTRATIVE  COSTS
     REFERENCED  IN THE  THIRD  SENTENCE  OF THE  FIRST  PARAGRAPH  OF THIS RISK
     FACTOR.

     We have quantified the amount of anticipated administrative costs as being $60,000 over the next 12 months.

Use of Proceeds, page 8

15. PLEASE DISCLOSE WITH QUANTIFICATION HOW YOU USED OR INTEND TO USE THE PROCEEDS YOU RECEIVED FROM THE SALES OF YOUR SECURITIES TO THE SELLING SECURITY HOLDERS.

     We have disclosed that we have or intend to use the proceeds we received from the sale of our securities to the selling security holders as follows:

     General and administrative expenses:            $ 8,500
     Management fees:                                $15,000
     Meteorology consulting:                         $ 4,000
     Wind study equipment:                           $26,500
     Land lease costs:                               $   500

Determination of Offering Price, page 8

16. PLEASE DISCLOSE THE OFFERING PRICE. THIS IS NOT CLEAR IN YOUR EDGAR FILED VERSION.

     We have disclosed the offering price of $0.50 in this section.

Selling Shareholders, page 9

17. PLEASE REVISE THE DISCLOSURE REGARDING THE NUMBER OF SHARES OWNED PRIOR TO THIS OFFERING BY MESSRS. HUGHES AND CALDER

     We have revised the disclosure regarding the number of shares owned prior to the offering by Joan Hughes and Scott Calder.

18. WE NOTE THE STATEMENT IN THE FIST PARAGRAPH ON PAGE 12 THAT "THE NUMBERS IN THIS TABLE ASSUME THAT NONE OF THE SELLING SHAREHOLDERS SELLS SHARES OF COMMON STOCK NOT BEING OFFERED IN THIS PROSPECTUS..." SINCE IT APPEARS THAT EACH SELLING SECURITY HOLDER IS REGISTERING ALL OF HIS OR HER SHARES, IT IS UNCLEAR HOW IT WOULD BE POSSIBLE FOR SUCH SELLING SECURITY HOLDER TO SELL ANY SHARES NOT BEING OFFERED IN YOUR PROSPECTUS. PLEASE CLARIFY.

     We have removed the noted phrase.

19. PLEASE PROVIDE US AS TO WHETHER ANY OF THE SELLING SECURITY HOLDERS ARE AFFILIATED FOR PURPOSES OF DETERMINING BENEFICIAL OWNERSHIP. IN THIS REGARD, WE NOTE THAT SEVERAL SELLING SECURITY HOLDERS SHARE THE SAME ADDRESS.

     The following shareholders are affiliated:

     1.   M.D. Mohi Uddin and Lydia Eluzo are husband and wife

     2. James Hughes, Joan Hughes and John Hughes are husband, wife and son respectively.

     3.   Marilyn Philips is the daughter of Evelyn Marcus

     4.   Michael Walsh and Robert Walsh are brothers.

     5.   Len Denhill and Amanda Klaris are common law spouses.

20. PROVIDE A LINE ITEM AT THE END OF YOUR TABLE DISCLOSING THE TOTAL NUMBER OF SHARES BEING REGISTERED FOR RESALE.

     We have inserted a line item at the end of the table disclosing the total number of shares being registered for resale.

21. PLEASE DESCRIBE THE RELATIONSHIP BETWEEN YOUR SOLE PROMOTER AND THE SELLING SHAREHOLDERS.

     We have disclosed that all of the selling shareholders are friends or business associates of our sole director.

Plan of Distribution, page 13

22. WE NOTE THE DISCLOSURE SET FORTH IN THE FIRST, SECOND AND THIRD PARAGRAPHS OF THIS SECTION. PLEASE DESCRIBE IN GREATER DETAIL THE METHODS BY WHICH SELLING SECURITY HOLDERS MAY SELL THEIR REGISTERED SHARES AND CONFIRM THAT YOU HAVE DISCLOSED ALL OF THE METHODS THAT THEY MAY USE.

     We have disclosed the following:

     "The selling shareholders may sell some or all of their common stock in one or more transactions, including block transactions. Such sales may be private transactions whereby they sell our stock to individuals or groups or in transactions conducted through the facilities of a stock exchange or quotation system, if such a quotation or listing occurs.

     The selling shareholders may pledge all or a portion of the securities owned as collateral for margin accounts or in loan transactions, and the securities may be resold pursuant to the terms of such pledges, margin accounts or loan transactions. Upon default by such selling shareholders, the pledge in such loan transaction would have the same rights of sale as the selling shareholders under this prospectus. The selling shareholders may also enter into exchange traded listed option transactions, which require the delivery of the securities listed under this prospectus. If our securities are qualified for quotation on the over the counter bulletin board, the selling shareholders may also transfer securities owned in other ways not involving market makers or established trading markets, including directly by gift or other transfer without consideration, and upon any such transfer the transferee would have the same rights of sale as such selling shareholders under this prospectus."

     We have also stated that we have disclosed all methods by which selling security holders may transfer their registered shares, of which we are aware.

23. WE NOTE THE DISCLOSURE IN THE THIRD SENTENCE OF THE SECOND PARAGRAPH REGARDING THE USE OF RULE 144 UNDER THE SECURITIES ACT. PLEASE DESCRIBE THE REQUIREMENTS OF RULE 144 IN GREATER DETAIL. FOR EXAMPLE, WE NOTE THAT IT DOES NOT APPEAR THAT ANY SELLING SECURITY HOLDER HAS HELD THEIR SHARES FOR MORE THAN ONE YEAR.

     We have added the following disclosure regarding Rule 144:

     "In order to rely upon Rule 144, the selling security holders would have to comply with the following requirements:

     1. there must be adequate, current information available with respect to the securities to be sold;

     2. a minimum of one year must have elapsed since the securities were issued;

     3. the shares must be sold in unsolicited broker transactions or in transactions directly with a market maker;

     4. the selling security holder must file notice of the proposed sale on Form 144.

     As well, a person who has beneficially owned shares of a company's common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

     1. 1% of the number of shares of the company's common stock then outstanding which, in our case, will equal 35,100 shares as of the date of this prospectus; or

     2. the average weekly trading volume of the company's common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Under Rule 144(k), a person who is not one of the company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144."

24. WE NOTE THE DISCLOSURE IN THE THIRD AND FOURTH SENTENCES OF THE FOURTH PARAGRAPH OF THIS SECTION. PLEASE BE ADVISED THAT YOU MAY SUBSTITUTE A NEW SELLING SECURITY HOLDER FOR AN ORIGINAL SELLING SECURITY HOLDER THROUGH A PROSPECTUS SUPPLEMENT IF:

     *    THE CHANGE IS NOT MATERIAL;

     *    THE NUMBER OF SHARES OR THE DOLLAR AMOUNT  REGISTERED DOES NOT CHANGE;
          AND

     * THE NEW SELLING SECURITY HOLDER'S SHARES CAN BE TRADED TO THOSE COVERED BY THE ORIGINAL REGISTRATION STATEMENT.

     YOU MUST USE POST-EFFECTIVE AMENDMENT TO ADD SELLING SECURITY HOLDERS TO YOU REGISTRATION STATEMENT IF THEIR OWNERSHIP CANNOT BE TRACED TO THE SHARES REGISTERED IN THE ORIGINAL REGISTRATION STATEMENT.

     We note the above requirements.

25. WE NOTE YOUR STATEMENT THAT THE "SELLING SHAREHOLDERS MAY ALSO SELL...TO BROKERS OR DEALERS, WHO MAY ACT SOLELY AS A GENT OR ACQUIRE THE COMMON STOCK AS PRINCIPALS..." IF THE SELLING SHAREHOLDERS ENTER INTO AN AGREEMENT, AFTER EFFECTIVENESS, TO SELL THEIR SHARES TO A BROKER-DEALER AS PRINCIPAL AND THE BROKER-DEALER IS ACTING AS AN UNDERWRITER, THEN THE COMPANY NEEDS TO FILE A POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT IDENTIFYING THE BROKER-DEALER, PROVIDING THE REQUIRED INFORMATION ON THE PLAN OF DISTRIBUTION, REVISING THE APPROPRIATE DISCLOSURES IN THE REGISTRATION STATEMENT, AND FILING THE AGREEMENT AS AND EXHIBIT TO THE REGISTRATION STATEMENT. ADDITIONALLY YOU SHOULD BE AWARE THAT PRIOR TO ANY INVOLVEMENT OF ANY BROKER-DEALER IN THE OFFERING, SUCH BROKER-DEALER MUST SEEK AND OBTAIN CLEARANCE OF THE UNDERWRITING COMPENSATION AND ARRANGEMENTS

     FROM THE NASD CORPORATE FINANCE DEPARTMENT. PLEASE REVISE THE DISCLOSURE IN THIS SECTION TO DELETE THE REFERENCE(S) TO SELLING TO BROKER-DEALERS AS PRINCIPALS OR INDICATE IN THE DISCLOSURE THAT THE COMPANY WILL FILE A POST-EFFECTIVE AMENDMENT ADDRESSING THE ABOVE INFORMATION. WE MAY HAVE FURTHER COMMENT.

     If a selling security holder enters into an agreement, after effectiveness of this registration statement, to sell shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, then we will file a post-effective amendment identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in the registration statement and filing the agreement as an exhibit to the registration statement.

26. PLEASE SUPPLEMENTALLY TELL US AND BRIEFLY DISCLOSE IN YOUR PROSPECTUS WHETHER YOU OR ANY OF THE SELLING SECURITY HOLDERS INTEND TO USE ANY MEANS OF DISTRIBUTING OR DELIVERING YOUR PROSPECTUS OTHER THAN BY HAND OR THE MAILS, SUCH AS VARIOUS MEANS OF ELECTRONIC DELIVERY. IN ADDITION, PLEASE TELL US AND BRIEFLY DISCLOSE IN YOUR PROSPECTUS WHETHER YOU OR ANY OF THE SELLING SECURITY HOLDERS INTEND TO USE ANY FORMS OF PROSPECTUS OTHER THAN PRINTED PROSPECTUSES, SUCH AS CD-ROMS, VIDEOS, ETC. AND PROVIDE US COPIES OF ALL SUCH PROSPECTUSES. SEE SEC RELEASES NO. 33-7233 AND NO. 33-7289.

     Neither we nor our selling securityholders intend to use:

     a) any means of distributing or delivering our prospectus other than by hand or by mail; or

     b)   any forms of prospectus other than printed versions.

27. PLEASE SUPPLEMENTALLY TELL US WHETHER YOU OR ANY OF THE SELLING SECURITY HOLDERS HAVE ANY ARRANGEMENTS WITH A THIRD PARTY TO HOST OR ACCESS YOUR PRELIMINARY PROSPECTUS ON THE INTERNET. IF SO, PLEASE TELL US WHO THE PARTY IS AND THE ADDRESS OF THE WEBSITE. IN ADDITION, PLEASE DESCRIBE THE MATERIAL TERMS OF THE AGREEMENT AND PROVIDE US WITH A COPY OF ANY WRITTEN AGREEMENT. FINALLY, PLEASE PROVIDE US WITH COPIES OF ALL INFORMATION
     CONCERNING YOUR COMPANY OR YOUR OFFERING THAT APPEARS ON THE THIRD-PARTY WEBSITE.

     Neither we nor our selling security holders have any arrangements with a third party to host or access our preliminary prospectus on the Internet.

28. PLEASE DISCLOSE WHETHER KEEWATIN WINDPOWER OR ANYONE ACTING ON ITS BEHALF WILL TAKE AFFIRMATIVE STEPS TO REQUEST OR ENCOURAGE ANY BROKER-DEALER TO ACT AS A MARKET-MAKER FOR KEEWATIN WINDPOWER'S SECURITIES. IF SO, YOU SHOULD DISCUSS WHETHER THERE HAVE BEEN ANY PRELIMINARY DISCUSSIONS OR UNDERSTANDINGS BETWEEN WHETHER THERE HAVE BEEN ANY PRELIMINARY DISCUSSIONS OR UNDERSTANDINGS BETWEEN KEEWATIN WINDPOWER AND ANY MARKET MAKER. ALSO, SUMMARIZE THESE DISCUSSIONS AND IDENTIFY THE PARTICIPANTS INVOLVED. HOWEVER, SHOULD YOU DECIDE TO UNDERTAKE THESE EFFORTS AT A LATER DATE, DISCLOSE WHEN, HOW AND BY WHOM.

     We have added the following disclosure:

     "In connection with an application to have our securities quoted on the OTC Bulletin Board, we anticipate that we will request a broker-dealer to act as a market maker in order to sponsor our 15c211 application with the NASD. We have not had any preliminary discussions with any market maker. There is no guarantee that we will be able to arrange for a market maker to sponsor our quotation application. We do not plan to contact any market makers until the effectiveness of our registration statement."

Directors, Executive Officers, Promoters and Control Persons, page 15

29. YOU MUST DISCLOSE MR. CRADDOCK'S BUSINESS EXPERIENCE FOR THE PAST FIVE YEARS. IN THIS REGARD, PLEASE DISCLOSE HIS EXPERIENCE PRIOR TO NOVEMBER 2001.

     We disclosed that from March 2000 to August 2003, he acted as a director of New Market Ventures Inc., a British Columbia reporting company that acquired and operated Russell Brewing Company Ltd., a Surrey, British Columbia based microbrewery.


30. PLEASE REVISE MR. CRADDOCK'S BIOGRAPHICAL INFORMATION TO INDICATE THAT HE IS ALSO SERVING AS THE PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER AND TO DISCLOSE WHETHER HE HAS ANY ACCOUNTING AND/OR FINANCE BACKGROUND.

     We have disclosed that Mr. Craddock serves as our principal financial and accounting officer.

31. WE NOTE THE DISCLOSURE REGARDING MR. CRADDOCK'S INTENTION TO DEVOTE ALL OF HIS BUSINESS TIME TO YOUR BUSINESS. PLEASE DISCLOSE THE ACTUAL NUMBER OF HOURS PER WEEK AND PERCENTAGE OF HIS TIME THAT HE IS CURRENTLY DEVOTING TO YOUR BUSINESS.

     We have disclosed that Mr. Craddock currently devotes 100% of his business time, or approximately 50 hours per week, to our affairs.

Disclosure of Commission  Position of Identification for Securities Act..., page
18

32. PLEASE REVISE THE FIRST PARAGRAPH TO CLARIFY WHETHER YOU INDEMNIFY YOUR OFFICERS AND DIRECTORS FOR SECURITIES ACT LIABILITIES.

     We have clarified that due to Securities and Exchange Commission opinion, we will not indemnify our directors and officers for Securities Act liabilities.

Organization Within the Last Five Years, page 18

33. PLEASE DISCLOSE THE INFORMATION REQUIRED BY ITEM 404(D) OF REGULATION S-B. WE NOTE YOUR DISCLOSURE ON PAGE 26 THAT MR. CRADDOCK IS YOUR SOLE PROMOTER.

     We have disclosed that Mr. Craddock is our sole promoter and that we are a party to a management agreement with him whereby we pay Mr. Craddock management fees of $2,500 per month. From our inception on February 25, 2005 to May 31, 2005, we paid Mr. Craddock $7,500 pursuant to this agreement.

34. PLEASE DISCUSS ANY PREVIOUS EXPERIENCE MR. CRADDOCK HAS HAD WITH BLANK CHECK COMPANIES. ALSO, PLEASE DISCUSS THOSE MR. CRADDOCK WILL BE INVOLVED IN THE FUTURE. THE DISCUSSION SHOULD INCLUDE, FOR EACH BLANK CHECK COMPANY, THE AGGREGATE DOLLAR AMOUNT RAISED, PURPOSE OF THE OFFERING, ANY MERGERS OR ACQUISITIONS THAT HAVE OCCURRED, DATES OF SUCH TRANSACTIONS, CONSIDERATIONS GIVEN AND RECEIVED AND MR. CRADDOCK'S SUBSEQUENT INVOLVEMENT IN THE COMPANY. WE MAY HAVE FURTHER COMMENT.

     Mr. Craddock has not had any experience with blank check companies and has no intention of being involved with blank check companies in the future.

Description of Business, page 18

35. IT APPEARS THAT YOU ANTICIPATE USING DEBT FINANCING TO RAISE 75% OF THE FUNDS YOU WILL REQUIRE TO IMPLEMENT YOUR BUSINESS PLAN AND TO USE EQUITY FINANCING TO RAISE THE REMAINING 25%. PLEASE ESTIMATE AND DISCLOSE THE AGGREGATE NET PROCEEDS YOU WILL NEED TO RAISE FROM EQUITY FINANCINGS TO FUND YOUR BUSINESS PLAN. PLEASE ALSO DISCLOSE THE IMPACT OF THESE EQUITY FINANCINGS ON PURCHASES IN THIS OFFERING BASED ON A RANGE OF MARKET PRICES, INCLUDING THE CURRENT MARKET PRICE OF $0.50 PER SHARE.

     We have added the following disclosure:

     The following table discloses the number of shares of common stock that we would have to issue in order to raise the $25,000,000 in equity financing at various prices, resulting in dilution to existing shareholders:

            Price Per Share                    No. of Shares Issuable
            ---------------                    ----------------------
                $0.25                                100,000,000
                $0.50                                 50,000,000
                $1.00                                 25,000,000
                $2.00                                 12,500,000

36. PLEASE EXPLAIN IN GREATER DETAIL HOW YOU PLAN TO IMPLEMENT YOUR BUSINESS PLAN IN LIGHT OF THE FACT THAT YOUR SOLE EMPLOYEE, OFFICER AND DIRECTOR HAS NO EXPERIENCE WHETHER MANAGERIAL, OPERATIONAL, TECHNICAL OR OTHERWISE, IN THE INDUSTRY IN WHICH YOU PLAN TO OPERATE.

     From November 2001 to February 2005, our sole employee, officer and director, Mr. Chris Craddock, acted as the president of Westgreen Power Development Corp., a private Vancouver, British Columbia based company involved in the development of alternative energy projects in British Columbia and Saskatchewan. We will rely upon Mr. Craddock's experience and the expertise of independent contractors in order to carry out our business plan. The independent contractors that we will retain in this regard are a meteorologist with respect to conducting a wind study and an engineering company with respect to the erection of wind turbines.

     We do not have any written agreements in place with any independent contractors. The engineering company that oversees the erection of wind turbines is generally arranged by the turbine manufacturer.

Wind Power Development in Saskatchewan, page 19

37. PLEASE EXPLAIN IN GREATER DETAIL HOW YOU MADE THE ASSESSMENT REFERENCED IN THE SECOND PARAGRAPH OF THIS SECTION WHEN YOUR SOLE EMPLOYEE, OFFICER AND DIRECTOR HAS NO EXPERIENCE, WHETHER MANAGERIAL, OPERATIONAL, TECHNICAL OR OTHERWISE, IN THE INDUSTRY IN WHICH YOU PLAN TO OPERATE.

     The wind speed data discussed was gathered and issued by Environment Canada, a department of the Canadian government. Mr. Craddock has assessed this data based on his prior experience in the wind energy sector. The information will be further analyzed by a meteorologist that we will retain. Based upon his review, he will ultimately determine the proper site for erecting a meteorological tower in connection with our wind study.

38. PLEASE ADVISE US AS TO WHETHER THE 1994 REPORT IS THE MOST CURRENT INFORMATION ON THIS SUBJECT.

     The 1994 report is the most current information we have access to on this subject.

Acquiring a Property Interest, page 20

39. WE NOTE THE DISCLOSURE IN THE FIRST SENTENCE OF THE THIRD PARAGRAPH OF THIS SECTION. PLEASE DISCLOSE THE LOCATION OF EACH IDENTIFIED PROPERTY. PLEASE ALSO UPDATE YOUR DISCLOSURE REGARDING THE STATUS OF THE JULY 2005 NEGOTIATIONS.

     We have updated the subsection on the acquisition of a property interest. We have entered into an agreement to access certain lands located in southwestern Saskatchewan for the purpose of erecting a meteorological tower to assess the wind resource on the property.

     With this response, we are requesting confidential treatment of the parties to the agreement, as well as the location of the property, in order to prevent potential competitors from identifying the property and acquiring land rights in its vicinity. We are enclosing herewith a separate envelop containing our application for confidentiality in accordance with the requirements of Rule 406 of the Securities Act of 1933.

Government Approvals and Environmental Laws, page 23

40. PLEASE IDENTIFY THE SPECIFIC GOVERNMENT APPROVALS THAT YOU WILL NEED. FOR EACH, DISCUSS THE STATUS OF THE APPROVAL WITHIN THE GOVERNMENT APPROVAL PROCESS, OR, IF YOU HAVE NOT YET APPLIED FOR IT, DISCLOSE WHEN YOU WILL APPLY.

     Our disclosure indicates that we will need to obtain the following government approvals:

     1. municipal zoning and building permits for erection of the wind turbines;

     2. Saskatchewan Ministry of Environment approval for construction of a wind power project pursuant to the Environmental Assessment Act.

     We have not applied for any government approvals to date. We do not expect to apply for any permits or approvals until we have determined whether the Bothner property possesses an adequate wind resource to justify the erection of wind turbines. We expect to be able to make this determination within three months of the erection of the meteorological tower.

41.  PLEASE  DISCUSS  THE BASIS FOR YOUR  ESTIMATE OF  ENVIRONMENTAL  COMPLIANCE
     COSTS.

     Our estimate of environmental compliance costs is based on estimated costs relating to another wind power project located in Saskatchewan.

Reports to Security Holders, page 24

42. PLEASE ADVISE US AS TO WHETHER YOU INTEND TO REGISTER UNDER SECTION 12(G) OF THE EXCHANGE ACT. IF NOT, PLEASE ADD SUFFICIENT AND APPROPRIATE DISCLOSURE AND RISK FACTORS TO INFORM INVESTORS WHEN YOU MAY DISCONTINUE REPORTING AND TO DESCRIBE THE EFFECTS OF NOT REPORTING, INCLUDING THE EFFECT ON THE ELIGIBILITY OF TRANSACTIONS IN YOUR SECURITIES TO BE QUOTED ON THE OTC BULLETIN BOARD.

     We intend to register under section 12(g) of the Exchange Act.

Plan of Operations, page 25

43. THE DISCUSSIONS OF THE SUFFICIENCY OF YOUR CASH ON HAND IN THE FIRST PARAGRAPH ON PAGE 26 DOES NOT ADDRESS THE POSSIBILITY THAT YOU MAY NEED TO PURCHASE MULTIPLE PROPERTIES. PLEASE REVISE ACCORDINGLY. IN ADDITION, PLEASE DISCLOSE YOUR CASH ON HAND OF THE MOST RECENT PRACTICABLE DATE.

     We have revised our disclosure to indicate that we have entered into an agreement to erect a meteorological tower on a property in southwest Saskatchewan for the purpose of determining whether the property possesses a wind resource sufficient to justify the erection of wind turbines.

     If we discover that the Saskatchewan property has a wind resource that warrants the erection of wind turbines, we will have to negotiate a lease, purchase or further land access agreement with the landowners and/or surrounding land owners. Currently, all land owners in the area have indicated their preference to retain ownership of their lands and enter into a lease arrangement with us, although we have not reached any formal agreement in this regard. Accordingly, we do not expect to incur any expenses in connection with acquiring a property interest until the wind towers have been erected.

44. PLEASE ADDRESS THE COSTS ASSOCIATED WITH YOUR COMPANY BEING A PUBLIC REPORTING COMPANY AND THE SOURCES OF FUNDS TO BE USED TO PAY THESE COSTS.

     We have disclosed the following:

     "In addition to the above costs, we anticipate spending an additional $60,000 on administrative costs, including management fees payable to our president, professional fees and general business expenses, including costs related to complying will our filing obligations as a reporting company.

     We anticipate that we will incur approximately $10,000 per year in order to comply with reporting requirements. As our operations become more complex, it is anticipated that these costs will increase. We intend to cover these costs from current cash on hand."

45. PLEASE DISCLOSE ANY EXPECTED HIRING DUE TO THE COMMENCEMENT OF YOUR PLAN OF OPERATION. PLEASE REFER TO ITEM 303(A)(IV) OF REGULATION S-B.

     We do not intend to hire any additional employees in connection with the commencement of our plan of operation. As disclosed, we will retain a meteorologist to choose a site for the erection of the meteorological tower and to oversee its installation.

46. PLEASE DESCRIBE IN GREATER DETAIL THE ANTICIPATED SOURCES OF FINANCING FOR THE NEXT 12 MONTHS. PLEASE ALSO PROVIDE A TIMELINE ILLUSTRATING THE POINTS IN TIME YOU WILL PURSUE EACH OPTION AND THE ORDER OF PREFERENCES FOR YOUR FINANCING OPTIONS.

     We have added the following disclosure:

     "The chartered banks in Canada, as well as many United States financial institutions, each have departments that are familiar with financing wind power projects and assessing the ability of companies with proposed projects to generate profit through operations. These institutions may be approached for debt financing following completion of our wind study and once we have entered into an agreement in principal to sell the power to be generated from the project. The factors that the banks consider in providing the debt financing include wind study data, the size and number of wind turbines to be erected and the price the purchaser has agreed to pay for the power produced.

     We will begin sourcing equity financing to cover the balance of our anticipated costs for the next 12 months and anticipated costs relating to the erection of wind turbines as soon as we have received approximately three months worth of positive data from our wind study on the Bothner property. We do not have any current arrangements in this regard. Until such financing is arranged, we will rely on director loans in order to cover our costs of operations. Our sole director, Mr. Craddock has indicated that he is prepared to loan funds to us, but there are no formal arrangements in this regard."

47. PLEASE DISCUSS HOW WIND POWER GENERATION COMPANIES MAKE A PROFIT IN LIGHT OF THE SUBSTANTIAL STARTUP AND OPERATIONAL COSTS. FOR EXAMPLE, DO THESE COMPANIES RELY ON GOVERNMENT FUNDING, TAX INCENTIVES OR OTHER SUBSIDIES?

     Wind power generation companies typically make marginal profit based upon the price they receive for each kilowatt hour of power they sell.
     Government subsidies and credits add to the profit margin that such companies realize.

48. PLEASE DISCUSS THE TIMING FOR COMMENCING OPERATIONS AND WHEN YOU ANTICIPATE BEING PROFITABLE. IN RESPONDING TO THIS COMMENT, PLEASE DISCUSS THE SIGNIFICANT DEBT OBLIGATIONS THAT YOU WILL INCUR TO FINANCE THE PROPERTY ACQUISITION AND THE TURBINE CONSTRUCTION, AS WELL AS THE ANTICIPATED COSTS OF OPERATION.

     If we establish an adequate wind resource, we intend to commence constructing a wind power project on the Saskatchewan property immediately following the 12 month wind study. We expect that revenue that we realize through the generation of electricity will be sufficient to cover debt payment obligations for the turbine construction.

49. PLEASE DISCLOSE THE CURRENT MARKET PRICE OF A KILOWATT HOUR AND WHETHER BASED ON THAT CURRENT MARKET PRICE YOU WOULD BE ABLE TO SERVICE YOUR DEBT OBLIGATIONS AND MEET YOUR EXPECTED OPERATING EXPENSES.

     The price of electricity as a commodity is subject to fluctuation and speculation. The price set per kilowatt hour in a power purchase agreement is a set price for the term of the agreement. The price must be negotiated with the utility that will bear the scrutiny of the debt financing institutions.

50. WE NOTE THE POSSIBLE LOANS FROM SECURITY HOLDERS. PLEASE DISCLOSE WHETHER ANY OF YOUR SECURITY HOLDERS HAVE AGREED TO PROVIDE FUNDING AND IF THEY ARE LEGALLY OBLIGATED TO PROVIDE FUNDING. IF NOT, PLEASE CLEARLY STATE AND ALSO DISCLOSE THAT THERE IS NO GUARANTEE YOUR SECURITY HOLDERS WILL PROVIDE ANY FUNDING.

     We have disclosed that none of our security holders has agreed to provide funding or is legally obligated to provide funding. There is no guarantee that we will receive such loans.

Market for the Common Equity and Related Stockholder Matters, page 27

No public Market for Common Stock, page 27

51. WE NOTE YOUR DISCLOSURE HERE AND ELSEWHERE IN YOUR DOCUMENT YOU INTEND TO APPLY TO HAVE YOUR SHARES TRADED ON THE OTCBB. WE UNDERSTAND THAT THE OTCBB IS A QUOTATION MEDIUM FOR SUBSCRIBING NASD MEMBERS AND IS NOT AN ISSUER LISTING SERVICE. FURTHER, ONLY MARKET MAKERS CAN APPLY TO QUOTE SECURITIES

     ON THE OTCBB. PLEASE REVISE YOUR DISCLOSURE TO STATE, IF TRUE, THAT YOU INTEND TO CONTACT AN AUTHORIZED OTCBB MARKET MAKER FOR SPONSORSHIP OF YOUR SECURITIES ON THE OTCBB.

     We have clarified that we intend to contact an authorized OTC Bulletin Board market maker for sponsorship of our securities on the OTC Bulletin Board.

Stockholders of our Common Shares, page 27

52. PLEASE RECONCILE THE DISCLOSURE IN THIS SECTION REGARDING THE NUMBER OF REGISTERED SECURITY HOLDERS WITH THE DISCLOSURES CONTAINED IN THE FIRST SENTENCE OF THE SECTION ENTITLED "COMMON STOCK" ON PAGE 16.

     We have revised our disclosure in the section entitled "Common Stock" to indicate that we have 31 registered security holders.

Rule 144 Shares, page 27

53. WE NOTE THE DISCLOSURE REGARDING THE AVAILABILITY OF RULE 144 UNDER THE SECURITIES ACT. WE DIRECT YOUR ATTENTION TO A NO-ACTION LETTER DATED JANUARY 21, 2000 TO KEN WORM, ASSISTANT DIRECTOR, OTC COMPLIANCE UNIT, NASD REGULATION, INC. THAT LETTER ILLUSTRATES OUR POSITION THAT SHARES IN A
     BLANK CHECK COMPANY HELD BY PROMOTERS OR AFFILIATES, AS WELL AS THEIR TRANSFEREES, MAY NOT BE RESOLD PURSUANT TO RULE 144. PLEASE CONFIRM YOUR AWARENESS OF THIS POSITION AND PROVIDE ADEQUATE DISCLOSURE SETTING FORTH THIS POSITION AND HOW IT APPLIES TO THE SHARES OF YOUR COMMON STOCK HELD BY MR. CRADDOCK.

     We confirm our awareness of the availability of Rule 144 to blank check companies. However, as noted in our reply to comment 2 above, we are not a blank check company as defined in Rule 419 of Regulation C.

Executive Compensation, page 28

54. WE NOTE THE AMOUNT SET FORTH IN SUMMARY COMPENSATION TABLE UNDER THE COLUMN ENTITLED "SALARY." PLEASE RECONCILE THIS AMOUNT WITH THE AMOUNT DISCLOSED IN THE SECOND SENTENCE OF THE SECOND PARAGRAPH UNDER THE HEADING ENTITLED "RESULTS OF OPERATIONS..." ON PAGE 26.

     The amount noted in the "Results of Operations" section includes funds advanced to Mr. Craddock for future expenses.

55.  PLEASE DISCLOSE THE INFORMATION REQUIRED BY ITEM 402(F) OF REGULATION S-B.

     We have disclosed that we are a party to an agreement dated March 1, 2005 with Chris Craddock whereby we pay him $2,500 per month for management services that he provides to us.

Consulting Agreements, page 28

56. PLEASE DISCLOSE THE MATERIAL TERMS OF MR. CRADDOCK'S CONSULTING AGREEMENT. IT APPEARS THAT THERE ARE MATERIAL TERMINATION, SEVERANCE AND COVENANT PROVISIONS.

     We have added the following disclosure:

     "The agreement also provides that Mr. Craddock will be reimbursed for all travel costs and out-of-pocket expenses. As well, he will receive four weeks of paid vacation per year. Either party may terminate the agreement for cause without notice at any time.

     Either party may terminate the agreement without cause upon one month's notice, following the initial six month term of the agreement. For a period of 12 months following the termination of the agreement, Mr. Craddock shall not directly or indirectly carry on, be engaged in or employed by or have an interest in, a business in Canada which offers services or sells products that compete with the services and products."

Financial Statements, page 29

57.  WE NOTE YOUR  INDEPENDENT  ACCOUNTANT,  ARMANDO  C.  IBARRA,  CPA,  IS DULY
     REGISTERED AND IN GOOD STANDING TO PRACTICE IN CALIFORNIA. HOWEVER, MR. IBARRA IS NOT CURRENTLY LICENSED IN NEVADA WHERE YOUR COMPANY IS INCORPORATED. TELL US WHY YOU SELECTED A CALIFORNIA BASED ACCOUNTING FIRM TO AUDIT THE FINANCIAL STATEMENTS OF A NEVADA COMPANY. TELL US WHERE THE AUDIT WAS PHYSICALLY PERFORMED. ALSO, TELL US WHERE THE OPERATIONS AND ASSETS OF YOU COMPANY ARE PHYSICALLY LOCATED. PLEASE NOTE THAT IT IS YOUR RESPONSIBILITY TO PROVIDE FINANCIAL STATEMENTS AUDITED BY AN AUDITOR WHO MEETS THE REQUIREMENTS OF RULE 2-01(A) OF REGULATION S-X. TELL US HOW YOU HAVE MET THE REQUIREMENTS OF RULE 2-01(A) OF REGULATION S-X. ALSO TELLS US WHAT CONSIDERATION YOU GAVE TO NEVADA STATE LAWS GOVERNING AUDITS OF NEVADA COMPANIES PERFORMED BY ACCOUNTANTS FROM OTHER STATES.

     While we are incorporated in Nevada, all of our business operations and assets are located in British Columbia and Saskatechewan, Canada. The audit was physically performed at Armando C. Ibarra's office in California.

     Rule 2-01(a) of Regulation S-X provides that the Commission will not recognize any person as a certified public accountant who is not duly registered and in good standing as such under the laws of the place of his residence or principal office. It also states that the Commission will not recognize any person as a public accountant who is not in good standing and entitled to practice as such under the laws of the place of his residence or principal office. Armando C. Ibarra, CPA is duly registered and in good standing to practice in California, its place of residence and principal office.

     State laws do not preclude accountants from other states conducting audits of Nevada corporations.

Part II - Information Not Required in the Prospectus, page II-1

Other Expenses of Issuance and Distribution, page II-1

58. PLEASE DISCLOSE THE AMOUNT OF PRINTING FEES AND THE AMOUNT OF FEES REQUIRED TO HAVE YOUR SECURITIES QUOTED ON THE OTC BULLETIN BOARD.

     We have included print costs of $200 in order to have our securities quoted on the OTC Bulletin Board. There are no fees payable to apply for or have our securities quoted on the OTC Bulletin Board.

Recent Sales of Unregistered Securities, page II-3

59. PLEASE EXPLAIN HOW THE PURCHASE PRICE OF YOUR COMMON STOCK IN THE REGULATION S OFFERINGS COULD RISE FROM $0.005 TO $0.50 OVER A THREE MONTH PERIOD WHEN THE BUSINESS OF YOUR COMPANY DOES NOT APPEAR TO HAVE MATERIALLY CHANGED.

     The price at which our common stock was sold rose from $0.005 on March 2, 2005 to $0.50 on May 30, 2005 based on the following developments in our business plan:

     * management's decision to adopt a business plan to focus on wind resource opportunities in Saskatchewan

     *    management's   identification  of  numerous  properties  for  sale  in
          reasonable proximity to the power transmission line

     * data received from Environment Canada regarding wind speed data in southwest Saskatchewan

60. IT DOES NOT APPEAR THAT YOU USED AN UNDERWRITER OR OTHER THIRD PARTY FINDER WITH RESPECT TO YOUR REGULATION S OFFERINGS. PLEASE ADVISE US AS TO THE
     FOLLOWING:

     *    HOW YOU LOCATED THE PURCHASERS;
     *    WHO IDENTIFIED THE PURCHASERS;
     *    HOW WERE THE PURCHASERS CONTACTED;
     *    WHO CONTACTED THE PURCHASERS; AND
     *    WHAT INFORMATION THE PURCHASERS RECEIVED.

     Our president, Chris Craddock, located, identified and contacted the purchasers in our offerings. They are all friends or business associates of Mr. Craddock. The purchasers were contacted in person and by telephone. Each purchaser received a form of subscription agreement from Mr. Craddock.

Exhibits, page II-5

61. PLEASE FILE ANY INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, AS REQUIRED BY ITEM 601(B)(4) O REGULATION S-B.

     The only instruments defining the rights of security holders are our articles and bylaws, which we have filed as exhibits.

62. THE CONSENT OF YOUR LEGAL COUNSEL SHOULD BE LISTED AS A SEPARATE EXHIBIT IN YOUR EXHIBIT INDEX BUT MAY BE CROSS-REFERENCED. SEE ITEM 601(B)(23) AND 601(B)(5) OF REGULATION S-B.

     We have listed the consent of our legal counsel as a separate exhibit in our exhibit index.

Yours truly,

/s/ Chris Craddock
-------------------------
Keewatin Windpower Corp.
Chris Craddock, President